Catapult Advisors LLC
(SEC ID No. 8-53494)

Annual Audit Report

December 31, 2024

PUBLIC DOCUMENT

Filed Pursuant to Rule 17a-5(e)(3) as a Public Document



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SEC FILE NUMBER
8-53494

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Catapult Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

201 Spear Street, Suite 1188
(No. and Street)

San Francisco	California	94105
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ron Lissak	(415) 593-4520	rlissak@catapultadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Blvd, Suite A200	Walnut Creek	California	94596
(Address)	(City)	(State)	(Zip Code)

February 24, 2009	3438
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ron Lissak_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Catapult Advisors LLC_____, as of _____December 31, 2024___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SEE
ATTACHED

_____
Notary Public

Signature: _____

Title:
Managing Member
_____

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF Marin }

Subscribed and sworn to (or affirmed) before me on this 17 day of March, 2025
Date *Month* *Year*

by Ron Lissak

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: [signature]
Signature of Notary Public

J. C. LOPEZ URIOSTEGUI
Notary Public - California
Marin County
Commission # 2475909
My Comm. Expires Jan 7, 2028

Seal
Place Notary Seal Above

--- OPTIONAL ---

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Oath or Affirmation

Document Date: ______

Number of Pages: ______

Signer(s) Other Than Named Above: ______

Catapult Advisors LLC

Table of Contents

ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200   (925) 933-2626
Walnut Creek, CA 94596   Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Members of
Catapult Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Catapult Advisors LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter & Associates LLP

We have served as Catapult Advisors LLC's auditor since 2002.

Walnut Creek, California

February 20, 2025

1

Catapult Advisors LLC

Statement of Financial Condition

As of December 31, 2024

Assets		
Cash	$	55,834
Prepaid expenses		18,513
Furniture and equipment, net of $6,124 accumulated depreciation		634
Total Assets	**$**	**74,981**
Liabilities and Members' Equity		
Liabilities		
Accounts payable	$	24,117
Accrued expenses		189
Total Liabilities		24,306
Members' Equity		
4,951 units		50,675
Total Members' Equity		50,675
Total Liabilities and Members' Equity	**$**	**74,981**

The accompanying notes are an integral part of this financial statement.

Catapult Advisors LLC

Notes to the Financial Statement

December 31, 2024

1. Organization

Catapult Advisors LLC (the "Company") was organized as a limited liability company in the State of Delaware on July 16, 2001 and was accepted as a member of Financial Industry Regulatory Authority ("FINRA") on November 28, 2001. Under this form of organization, members are not liable for the debts of the Company. The Company engages in mergers and acquisition advisory services and capital raising services on a fee basis.

2. Significant Accounting Policies

Basis of Presentation
The accompanying financial statement is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. There were no cash equivalents at December 31, 2024.

Accounts Receivable
Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. There were no credit losses during 2024.

Furniture & Equipment
Furniture and equipment are valued at cost. Depreciation is recorded on the straight-line method over the estimated useful lives of the assets ranging from five to seven years.

Income Taxes
The Company is taxed as a partnership under the Internal Revenue Code and a similar state statute where, in lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California limited liability company tax of $800 and a California limited liability company fee based on California sourced gross revenue. The Company is no longer subject to state income tax examination by authorities for years before 2020.

3

Catapult Advisors LLC

Notes to the Financial Statement

December 31, 2024

2. Significant Accounting Policies *(continued)*

Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer which is comprised of investment banking services. The Company has identified its Managing Member as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM use excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to maintain profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manage the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the policies listed above.

3. Membership Interests

The Company has two classes of membership, Class A and Class B. Both classes are entitled to share in the Company's net income and net loss in accordance with that member's percentage interest and have specified consent, approval and voting rights. Class A members are outside investors while Class B members are employed or formerly employed by the Company. For the year ended December 31, 2024, there are only Class B members.

4. Revenue from Contracts with Customers

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment from the customer. Receivables related to revenue from contracts with customers were $0 as of January 1, 2024 and December 31, 2024, respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. As of January 1, 2024 and December 31, 2024, there were no revenue amounts deferred.

Contract Costs

Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other investment banking advisory related expenses are expensed as incurred.

5. Employee Benefit Plans

The Company maintains a Simplified Employee Plan – Individual Retirement Account ("SEP-IRA") plan, a 401(k) profit sharing plan ("401(k)") and a cash balance plan ("CB Plan") for eligible employees.

Under a SEP-IRA in 2024, for any qualifying employee that has had more than three years in service, the Company is permitted to contribute up to twenty-five percent of the employee's total compensation not to exceed $69,000. For the year ended December 31, 2024, the Company did not make a contribution to the SEP-IRA.

Catapult Advisors LLC

Notes to the Financial Statement

December 31, 2024

5. Employee Benefit Plans *(continued)*

The 401(k) was effective as of January 1, 2023 and covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the 401(k), up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company is able to make discretionary contributions to the 401(k). For the year ended December 31, 2024, the Company did not make a contribution to the 401(k).

The CB Plan was effective as of January 1, 2023 with the Chief Executive Officer of the Company as the designated trustee of CB Plan assets. To participate in the CB Plan, an employee must have completed a thousand hours of service in a twelve-month period and have attained the age of twenty-one years. Specifically excluded from the CB Plan are leased employees, employees who are covered by collective bargaining agreements, or non-resident aliens who have received no earned income in the United States. For a member of group one, the CB Plan provides it will contribute $317,000 annually. For a member of group two, the CB Plan provides it will contribute $0 annually. For all other eligible employees, the CB Plan will contribute 3% of the employee's compensation each year. In addition, each account will be credited at the end of each interest credit period with an interest crediting rate equal to an annualized interest rate of four percent. Each participant's accrued benefit interest will vest based on years of vesting service. Each year, the Company's contributions to the CB Plan are actuarially determined.

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3   Unobservable inputs for the asset or liability.

The annual measurement date is December 31 for the CB Plan benefits.

Summary of CB Plan Assets as of December 31, 2024				
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money Market (a)	$ 318,271	$ 318,271	-	-
Exchange Traded Funds (b)	22,009	22,009	-	-
Cash	230	230		
Total	$ 340,510	$ 340,510	-	-

(a) Investment vehicles for cash reserves.
(b) Securities with the primary objective of approximating the risk and return characteristics of the S&P 500 Index and S&P 700 Index.

Catapult Advisors LLC

Notes to the Financial Statement

December 31, 2024

5. **Employee Benefit Plans** *(continued)*

Assumptions used in the measurement of the CB Plan at December 31, 2024	
Effective interest rate	5.09%
Cash balance projected interest crediting rate	4.00%
Cash balance post-retirement conversion	4.00%
Actuarial cost method	Unit Credit funding method
Retirement age	Age 65 and 5 years of participation

Effective April 1, 2023, the Company amended the CB Plan to cease a participant's accrued benefit, to exclude compensation paid after the effective date in calculating a participant's benefit, and to disallow any new participants. Due to the amendment, the amount of monthly retirement benefit to be provided for each participant shall be equal to his accrued benefit determined as of April 1, 2023. Therefore, for the CB Plan as of and for the year ended December 31, 2024, there was no net periodic benefit cost, no contributions paid, no CB Plan amounts recognized in the Statement of Financial Condition and no expected future service expected to be paid.

U.S. GAAP requires an employer disaggregate the service cost component from the other components of net CB Plan benefit cost and report the service cost component in the same income statement line item as other compensation costs arising from services rendered by the pertinent employees during the year. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and outside a subtotal of income from operations, if one is presented.

Summary of the CB Plan as of December 31, 2024	
Change in Plan Assets	
Fair value of plan assets at January 1	$ 321,072
Actual return on plan assets	19,438
Employer contributions	-
Fair value of plan assets at December 31	$ 340,510
Funded Status	
Funding target	$ (308,183)
Assets in excess of funding target	(9,370)
Fair value of plan assets	340,510
Prefunding balance at end of year	$ 22,957

6. **Related Party Transactions**

On August 1, 2019, the Company entered into a member agreement with an employee. Per the agreement, the Company was required to repurchase the employee's interest in the Company upon termination of the employee. On December 31, 2024, the employee was terminated, and the employee's unit of interest in the Company was repurchased for $1.

7. **Risk Concentrations**

The Company maintains its cash in bank deposit accounts which, at times, may have exceeded federally insured limits during the year.

Catapult Advisors LLC

Notes to the Financial Statement

December 31, 2024

8. **Net Capital Requirements**

   The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. As of December 31, 2024, the Company's net capital was $31,528 which exceeded the requirement by $26,528.

9. **Subsequent Events**

   The Company has evaluated subsequent events through February 20, 2025, the date which the financial statements were issued.